John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

October 1, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Ji Shin, Attorney-Advisor
Barbara C. Jacobs, Assistant Director

RE:	Pure Storage, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 24, 2015
File No. 333-206312

Ladies and Gentlemen:

On behalf of Pure Storage, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 25, 2015 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on September 24, 2015. The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below is the Company’s response to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter.

Notes to Consolidated Financial Statements

Note 15. Subsequent Events, page F-31

1.	Please expand your disclosure regarding the options granted in September 2015 to include the aggregate grant date fair value, the periods and related amounts in which the fair value will be recognized as stock-based compensation expense. See ASC 855-10-50-2b.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-31 of the Registration Statement.

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3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 1, 2015

Page Two

Please contact me at (650) 843-5059 with any questions or further comments regarding our response to the Staff’s Comment.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Scott Dietzen, Pure Storage, Inc.

Joseph FitzGerald, Pure Storage, Inc.

Todd Wheeler, Pure Storage, Inc.

Mark P. Tanoury, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alex K. Kassai, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM